Exhibit 1.55

Sales and profitability improved in Q1

January–March 2021 compared to January–March 2020

•	Reported net sales were EUR 71.7 (68.2) million

•	In constant currencies, net sales increased by 3.1% in comparison to the previous year

•	Net sales of Finland & Exports segment were EUR 23.0 (23.8) million

•	Scandinavia segment’s net sales were EUR 24.2 (22.0) million

•	Altia Industrial’s net sales were EUR 24.5 (22.4) million

•	Comparable EBITDA was EUR 7.7 (5.5) million, 10.8% (8.1%) of net sales

•	EBITDA was EUR 4.6 (5.4) million, 6.4% (8.0%) of net sales

•	Items affecting comparability were EUR -3.2 million relating to planned merger between Altia and Arcus

•	Net debt / comparable EBITDA (rolling 12 months) was 0.2 (1.1)

•	Altia has decided to provide a short-term outlook but no guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021, page 10.

This is not an interim report as specified in the IAS 34 standard. The company complies with half-yearly reporting, according to the Finnish Securities Markets Act and discloses business reviews for the first three- (Q1) and nine-month (Q3) periods of the year. The figures in the review are unaudited. Reconciliation of alternative key ratios to IFRS figures is presented in the appendix on page 13.

For important information for U.S. shareholders, please see “Important Information” on page 12.

Key figures

	Q1 21	Q1 20	2020
Net sales, EUR million	71.7	68.2	342.4
Comparable EBITDA, EUR million	7.7	5.5	52.4
% of net sales	10.8	8.1	15.3
EBITDA, EUR million	4.6	5.4	40.3
Comparable operating result, EUR million	3.9	1.1	35.0
% of net sales	5.4	1.6	10.2
Operating result, EUR million	0.7	1.0	22.9
Result for the period, EUR million	0.7	1.3	17.8
Earnings per share, EUR	0.02	0.04	0.49
Net cash flow from operating activities, EUR million	-0.3	-15.4	56.1
Net debt / comparable EBITDA, rolling 12 months	0.2	1.1	-0.1
Average number of personnel	640	642	650

Business review| January–March 2021| 28 April 2021 | page 2

CEO Pekka Tennilä:

“I am happy that our year has gotten off to a great start. Our financial performance during the first quarter of 2021 was solid. The preparations for the Altia and Arcus merger is proceeding in good dialogue with the competition authorities. During the pandemic our focus has been on the health and safety of our employees and continuity of our operations. Thanks to our joint efforts in supply chain, we have been able to run our operations without any major delays. In the monopoly channels we have continued to strengthen our brands through digital activations and bring exciting novelties to growing categories. I want to thank all our employees for their strong and successful efforts during these extraordinary times.

During the first quarter of 2021, Altia’s net sales increased by 5.1% from the previous year. In the Scandinavia segment, net sales grew in all markets, in Sweden, Norway, and Denmark. The growth was driven by strong sales in the monopolies offsetting the decline in on-trade. By product categories, growth was strongest in spirits. The Finland & Exports segment has been more affected by the Covid-19 restrictions. Net sales declined from the previous year due to the significant sales drop in travel retail and on-trade. However, in Finland, sales increased driven by monopoly channel growth. The timing of Easter had a positive impact on consumer goods sales in both consumer segments. Altia Industrial segment sales exceeded our expectations in the first quarter with growth in all industrial products’ categories.

In the first quarter our profitability improved from the previous year with comparable EBITDA increasing from EUR 5.5 million to EUR 7.7 million. The drivers for the strong profitability performance were the two consumer product segments, i.e. Scandinavia and Finland & Exports, where the positive channel and product mix together with initiatives on revenue management delivered good results. The strong performance in Scandinavia was further supported by favourable currency rates. The reported result for the period was impacted by costs related to the planned Altia and Arcus merger, booked as items affecting comparability.

During the first quarter our financial position has strengthened further with an improvement in net cash flow from operations. This was due the good development of our net working capital.

In our sustainability roadmap, we have set the target for significantly reducing our packaging CO2 footprint and making our packages fully recyclable. During the first quarter our new bag-in-box production line was started at our Rajamäki plant, allowing not only the introduction of new innovative packaging to the market, but -as the only producer in the Nordics- enabling us to make wine bag-in-boxes which are 100% recyclable. We also launched wine PET bottles made of 100% recycled material, for example, for our Chill Out brand, again as the first in the Nordics within wine and spirits.

In 2021, we look forward to reaching an important strategic milestone with the planned merger of Altia and Arcus to form the leading Nordic wine and spirits brand house: Anora Group. The competition authority process is proceeding in good dialogue with the competition authorities in Finland, Sweden and Norway. As disclosed on 15 April 2021,

Business review| January–March 2021| 28 April 2021 | page 3

completion of the Merger may be delayed till autumn of 2021, since a binding agreement on the divestments must be entered into prior to the completion of the Merger.

Altia´s Annual General Meeting was held in March 2021. In line with Altia’s Board of Directors proposal, it decided that a dividend of EUR 0.35 per share is to be paid for the financial year 2020. The AGM also decided to renew the Board of Directors’ authorisation to resolve on an extra dividend of EUR 0.40 per share, which is to be paid just before the completion of the merger between Altia and Arcus.

Forecasting the recovery of the operating environment is difficult as this depends largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour. Due to these uncertainties predictability is weak for the full year 2021, and we have decided to provide a short-term outlook but no guidance for 2021.”

Business review| January–March 2021| 28 April 2021 | page 4

Financial review

Seasonality

There are substantial seasonal fluctuations in the consumption of alcoholic beverages impacting the net sales and cash flow of Altia. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, whereas the first quarter of the year is significantly lower. In addition, excise taxes related to the high season at the end of the year are paid in Q1, resulting in large cash outflows at the beginning of the year. Also Easter fluctuating between Q1 and Q2 impacts quarterly sales and profitability. This year most of the Easter sell-in took place in Q1.

Net sales

In January–March, Altia Group’s net sales increased by 5.1% to EUR 71.7 (68.2) million. The net sales increase in constant currencies was 3.1%.

The growth of net sales was driven by the strong performance of the Altia Industrial and Scandinavia segments, supported by the timing of Easter and favourable currency rates. With Easter falling in early April monopoly sales increased in March.

The monopoly channel sales have continued to increase and have at least partly offset the decline in travel retail and on-trade. The restaurants, bars, and other on-trade channels have been heavily restricted in all countries in Scandinavia, Finland and the Baltics during the first quarter. In Scandinavia the higher monopoly volumes were driven by spirits, wines showing moderate growth. The Covid-19 restrictions in travel retail have significantly impacted the Finland & Exports segment´s sales. In the Finland & Exports segment, net sales declined despite the higher volumes in the monopoly channel and growing net sales of grocery trade in Finland and in the Baltics. The decline in wines was mainly related to changes in the partner portfolio in early 2020. In the Altia Industrial segment, both services and industrial products have performed well, supported by non-recurring ethanol and bulk cognac sales.

Net sales by segment

EUR million	Q1 21	Q1 20	Change, %	2020
Finland & Exports	23.0	23.8	-3.5	117.2
Scandinavia	24.2	22.0	9.9	123.9
Altia Industrial	24.5	22.4	9.4	101.2
Total	71.7	68.2	5.1	342.4

Net sales by product category

EUR million	Q1 21	Q1 20	Change, %	2020
Spirits	26.0	24.4	6.3	119.1
Wine	20.7	20.9	-0.9	119.5
Other beverages	0.5	0.5	12.6	2.5
Industrial products and services	24.5	22.4	9.4	101.2
Total	71.7	68.2	5.1	342.4

Business review| January–March 2021| 28 April 2021 | page 5

Profitability

In January–March, comparable EBITDA, i.e. EBITDA excluding items affecting comparability (IAC), was EUR 7.7 (5.5) million, which is 10.8% (8.1%) of net sales. The profitability improvement is related to an increase in sales, revenue management and positive currency development. Profitability was negatively impacted by the higher price level of barley.

Items affecting comparability totalled EUR –3.2 (-0.1) million and were related to the planned merger. Reported EBITDA was EUR 4.6 (5.4) million.

Comparable EBITDA by segment

EUR million	Q1 21	Q1 20	Change, %	2020
Finland & Exports	3.5	2.8	26.1	19.8
Scandinavia	1.7	-0.1	1340.3	14.2
Altia Industrial	2.1	2.2	-1.5	17.9
Other	0.4	0.7	-47.5	0.5
Total	7.7	5.5	40.2	52.4
% of net sales	10.8	8.1		15.3

Items affecting comparability are presented in the appendix on page 13.

Cash flow and balance sheet

During the first quarter, Altia has continued to focus on net working capital management to support a solid net cash flow from operations. In January–March, the net cash flow from operations totalled EUR –0.3 (-15.4) million. The significant improvement in the net cash flow from operations is related to net working capital development. The change in the payment schedule of excise tax in Finland has a significant positive effect on net working capital by increasing the short term liabilities. Receivables sold, related to receivables from the Finnish and Swedish monopolies, grew and amounted to EUR 62.0 (54.6) million at the end of the period. The growth of receivables from the monopolies relates to the channel shift with more sales to monopolies since the start of the pandemic.

At the end of the reporting period, the Group’s net debt amounted to EUR 9.4 (48.9) million and the reported net debt to comparable EBITDA ratio was 0.2 (1.1). The solid net debt development relates to the positive cash release at the end of the financial year 2020 together with the continued solid year-on-year development in the first quarter of 2021. Altia has continued to issue commercial papers to secure the liquidity position of the Group. The funds are deposited as cash by the Company and consequently the issues have no impact on the net debt and net gearing levels while they have impacted the equity ratio of the Group by affecting the balance sheet total. The change in the payment schedule of excise tax in Finland is also affecting the Equity ratio by significantly increasing the short term liabilities. The balance sheet total increased to EUR 437.0 (424.5) million at the reporting date. The equity ratio was 33.0% (34.7%) while gearing was 6.5% (33.2%).

On the financing side, Altia’s back-up facilities consists of a committed revolving credit facility amounting to EUR 60.0 (60.0) million being part of the syndicated loan arrangement valid until January 2023. In addition, Altia has an overdraft facility of EUR 10.0 (10.0) million. Of the available back-up facilities, EUR 0.0 (0.0) million were used per balance sheet date. To manage short term liquidity needs Altia has an extensive commercial paper programme amounting to EUR 100.0 (100.0) million. Despite the significant changes in the supply of funds in the market, the company has been able to raise funds from the commercial paper market. Investor preferences have clearly shifted towards shorter term maturities during the crisis. The nominal value of commercial papers issued amounted to EUR 40.0 (55.0) million at the end of the reporting period.

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Impacts of COVID-19

The COVID-19 restrictions have a significant impact on Altia’s operating environment and sales channels. The predictability is low due to the continuously shifting restrictions and hence forecasting is difficult. The key impacts and uncertainties of COVID-19 are described below.

Consumer beverages (Finland & Exports and Scandinavia segments)

•	Of Altia’s beverage sales channels, travel retail, exports, and on-trade are restricted or closed due to COVID-19 restrictions.

•	Despite consumers shifting purchases of alcoholic beverages to monopolies the sales to monopolies have not compensated fully for the shortfall coming from travel retail, exports and on-trade.

•	The recovery of travel retail, exports and on-trade depends on the level and extent of government restrictions and recommendations on travelling, social distancing, restaurant opening hours and sales of alcoholic beverages.

•	The pace of recovery is still difficult to estimate. It is affected by changes in consumer behaviour and expected to vary across sales channels: on-trade channels could be expected to recover faster than travel retail.

•	Uncertainty in the sales to the monopoly channel is related to 1) the monopoly channel remaining open and continuing normal operations which could be dependent on, for example, the health of the monopolies’ personnel and political decision-making, and to 2) Altia’s ability to deliver products.

Altia Industrial

•	Uncertainty is high both in industrial products and services. The underlying demand for starch has weakened due to the decreased demand for printing paper. The ethanol market is expected to stay tight but stable. Due to the continued increased demand for ethanol on global markets, purchase prices for imported ethanol have increased, lowering technical ethanol margins. The impact of COVID-19 on volumes in industrial services is expected to continue.

•	Uncertainty in Altia’s ability to deliver to the beverage sales channels (monopolies and grocery trade) is related to the availability of products and raw materials such as bulk wine, dry goods and partner goods.

•	The risks related to the health and safety of Altia’s employees in Altia’s production and logistics operations remain high. The risk for supply chain disturbances continues to be high. Uncertainty concerning the availability of machinery spare parts and the maintenance workforce continues.

Measures to adjust cost structure

•	Close follow-up of sales and profitability development continues, and additional cost savings actions are implemented when necessary.

Group financial position

•	COVID-19 may impact Altia’s financial position in many ways and increase the uncertainty related to the values of its assets. Due to this Altia has assessed the impact of the pandemic on its financial position and has considered the values of assets and liabilities that include critical accounting estimates and require management judgement. The identified and expected effects have been taken into consideration in the reported figures and in the forecasts requiring management judgement.

•	Altia has reviewed the book value of the goodwill and other intangible assets consisting mainly of Trademarks, has assessed the impact of the COVID-19 to the forecasted profitability together with other assumptions used for impairment testing or for evaluating the amortisation periods of the intangible assets, and has concluded that there is no indication that goodwill or trademarks would be impaired.

•	The value of inventory is monitored on a regular basis also for slow moving items. COVID-19 has not had a material impact on the value of inventory.

•	The credit risk of trade receivables and the amount of expected credit losses has been analysed at the end of each reporting period. Overdue receivables have been assessed on a customer level and expected default rates have been taken into consideration in the valuation. Based on the review no material adverse impacts on the value of trade receivables have been identified.

•	The strict focus on net working capital management with issuing commercial papers ensured that Altia’s liquidity position was good throughout the review period.

Business review| January–March 2021| 28 April 2021 | page 7

Segments

Finland & Exports

The Finland & Exports segment comprises the import, sale and marketing of wines, spirits and other beverages in Finland and the Baltics, as well as exports and travel retail.

In January–March, net sales in the Finland & Exports segment were EUR 23.0 (23.8) million, down by 3.5% from the previous year. The net sales decline was due to the sales drop in travel retail and on-trade where the negative impact of COVID-19 was significant. Spirits sales declined due to travel retail, and wine sales declined due to partner portfolio changes during 2020.

In Finland, the market volumes in the monopoly were high as consumers shifted purchases from the restricted sales channels to the monopoly and because of the timing of Easter sales. In the Finnish grocery trade, net sales grew steadily driven by new launches and improved distribution. In the Baltics, the positive development in the domestic grocery trade partly offset the decrease in harbour trade.

In Exports, Larsen Aqua Ignis was launched to the US market. Koskenkorva vodka a had strong sales development in the first quarter, while Larsen sales in Asia remained low.

Comparable EBITDA was EUR 3.5 (2.8) million, 15.2% (11.7%) of net sales. EBITDA improved due to the positive product and channel mix, revenue management initiatives and postponed marketing expenditure and other cost saving initiatives.

Scandinavia

The Scandinavia segment comprises the import, sale and marketing of wines, spirits and other beverages in Sweden, Norway and Denmark.

In January-March, net sales in the Scandinavia segment increased by 9.9% and were EUR 24.2 (22.0) million. In constant currencies, net sales grew by 3.9%.

Reported net sales were supported by the earlier Easter and strengthening of the local currencies. Altia’s sales in the Swedish monopoly increased from the first quarter 2020 level with a significant uplift in spirits sales, offsetting the short-fall from the restricted on-trade channel. Altia has continued to launch new exciting novelties in growing categories with promising results. The sales of wine in Sweden was negatively impacted by partner changes during 2020. Altia’s sales of spirits and wine in the Norwegian monopoly were well above last year´s level. The increase is mainly a result of COVID-19 restrictions in the on-trade channel and travelling, hence consumers shifting purchases to the monopoly.

Comparable EBITDA of the Scandinavian segment was EUR 1.7 (-0.1) million, which is equivalent to a comparable EBITDA margin of 7.1% (-0.6%). Revenue management, channel mix and Easter sales impacted profitability positively together with postponed marketing activities in on trade. The strengthening of local currencies impacted comparable EBITDA positively.

Business review| January–March 2021| 28 April 2021 | page 8

Altia Industrial

The Altia Industrial segment comprises Koskenkorva plant operations, starch, feed component and technical ethanol businesses, as well as contract manufacturing services. It also includes supply chain operations, i.e. production operations in different countries, customer service and logistics.

In January-March, net sales in the Altia Industrial segment increased by 9.4% and were EUR 24.5 (22.4) million. Net sales increased in industrial products with growth in all product groups. The demand for technical ethanol has stabilised, with the previous year´s demand being exceptionally strong due to the COVID-19 pandemic. However, the technical ethanol net sales of the first quarter of 2021 was impacted by non-recurring demand. During the first quarter, Altia reduced its cognac inventory as part of long-term working capital management. Proceeds from the sale impacted the net sales positively.

Comparable EBITDA was EUR 2.1 (2.2) million, which is equivalent to a comparable EBITDA margin of 8.7% (9.7%). The decrease in profitability was mainly due to the higher price level of barley compared to the price level in the previous year.

Altia’s share

Flagging notifications

During the review period January–March 2021 Altia was not informed of changes in ownership.

Governance

Annual General Meeting 2021

Altia’s Annual General Meeting was held in Helsinki on 19 March 2021. The Annual General Meeting adopted the financial statements and discharged the members of the Board of Directors and the CEO from liability for the financial year 2020. The meeting approved the proposal by the Board of Directors to pay a dividend of EUR 0.35 per share for the financial year 2020.

Further to the dividend payable for the financial year 2020 the Annual General Meeting decided to renew the Board of Directors’ authorisation to resolve on an extra dividend. In connection with the resolution to approve the merger between Altia Plc and Arcus ASA, Altia Plc’s Extraordinary General Meeting held on 12 November 2020 authorised the Board of Directors to resolve on the payment of an extra dividend, in one or several instalments, in the maximum total amount of EUR 0.40 per share (representing approximately EUR 14.5 million) to the shareholders of the company prior to the registration of the execution of the merger between Altia Plc and Arcus ASA.

The current members of the Board of Directors Jukka Leinonen, Tiina Lencioni, Jyrki Mäki-Kala, Jukka Ohtola, Anette Rosengren, Torsten Steenholt and Sanna Suvanto-Harsaae were re-elected as members of the Board of Directors. Sanna Suvanto-Harsaae was elected as Chairman and Jyrki Mäki-Kala as Vice Chairman of the Board of Directors. The term for the members of the Board of Directors ends on the closing date of the merger of Altia Plc and Arcus ASA, however no later than by the end of Altia Plc’s 2022 Annual General Meeting.

The Annual General Meeting adopted the Remuneration Report of the governing bodies and re-elected PricewaterhouseCoopers Oy as the company’s auditor. PricewaterhouseCoopers Oy has informed the company that Authorised Public Accountant Ylva Eriksson continues as the auditor in charge.

Merger of Altia and Arcus

The Boards of Directors of Altia Plc and Arcus ASA jointly announced on 29 September 2020 that Altia and Arcus had entered into a combination agreement to form a leading Nordic wine and spirits brand house. The combination will be implemented as a statutory cross-border absorption merger whereby Arcus will be merged into Altia and dissolved. On 12 November 2020, the Extraordinary General Meetings of Altia and Arcus, respectively, approved the merger plan.

Business review| January–March 2021| 28 April 2021 | page 9

The completion of the Merger is subject to, inter alia, merger control approvals from the Finnish Competition and Consumer Authority (the “FCCA”), the Swedish Competition Authority (the “SCA”) and the Norwegian Competition Authority (the “NCA”).

On 15 April, Altia announced that the SCA has decided to approve the Merger, conditional on the divestment of Altia’s aquavit brands Skåne Akvavit and Hallands Fläder and cognac brand Grönstedts and Arcus’ spirits brand Dworek. As an alternative to the divestment of Altia’s cognac brand Grönstedts, Arcus’ Braastad brand may be sub-licensed in Sweden. Altia and Arcus have also committed to provide transitional services to the buyer for a limited period, to the extent required.

On 19 April, Altia announced that the FCCA has decided to approve the Merger, conditional on the divestment of Altia’s aquavit brand Skåne Akvavit prior to the completion of the Merger and the termination of Arcus’ distribution agreement concerning the liqueur brand Metsmaasikas. Altia and Arcus have also committed to provide transitional services to the buyer for a limited period, to the extent required.

As disclosed on 15 April 2021, Altia and Arcus have also offered remedies to the NCA. The decision by the NCA is expected to be received by 20 May 2021.

Based on a commitment made by Arcus to the Danish Competition Council as set out in the authority’s decision of 26 September, 2012, Arcus is prevented from re-acquiring the aquavit brand Brøndums, which it divested to Altia in 2013 in order to receive clearance for its acquisition of Pernod Ricard Denmark A/S. Therefore, to comply with the said decision, Altia will divest the aquavit brand Brøndums.

The approved and proposed remedy divestments will not affect the previously communicated synergy potential or the industrial logic behind the combination of Altia and Arcus. These divestments will not include production equipment, facilities or employees.

Altia and Arcus continue to be fully committed to the Merger and are working closely with the competition authorities to obtain regulatory approvals allowing completion of the Merger as planned by the end of the first half of 2021. However, as disclosed on 15 April 2021, completion of the Merger may be delayed till the autumn of 2021, since a binding agreement on the divestments must be entered into prior to the completion of the Merger. The divestment processes have been initiated, and negotiations with several potential buyers are ongoing.

Altia announced on 26 February, 9 April and 20 April that the Finnish Financial Supervisory Authority has approved supplements to the merger prospectus concerning the Merger.

More information about the merger is available at: https://altiagroup.com/investors/merger

Outlook for 2021

Market outlook

The development of the Group’s business operations and profitability are affected by the competitive environment, the overall economic outlook and changes in alcohol taxation and regulation. Uncertainty related to changes in consumer buying behaviour and consumer demand continues. In addition, overall fluctuations of direct product costs affect the Group’s profitability.

COVID-19 update: Of Altia’s beverage sales channels, travel retail, exports and on-trade are restricted or closed due to COVID-19 restrictions. The recovery of these channels depends on the level and extent of government restrictions and recommendations and how consumer behaviour changes. The pace of recovery is difficult to estimate and is expected to vary across sales channels. Uncertainty in the economy and operating environment is high, and the risk of an economic slowdown is high.

Business review| January–March 2021| 28 April 2021 | page 10

Guidance

Altia has decided to provide a short-term outlook but no guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021. The short-term outlook remains the same as in the Financial Statements Bulletin on 25 February 2021.

In the first half of 2021, COVID-19 is expected to impact travel retail, exports and on-trade. The channel shift in the monopoly markets is expected to continue for as long as travel retail and on-trade continue to be restricted. The situation is expected to stabilise earliest after the summer period.

In Altia Industrial, for the first half of 2021, COVID-19 is expected to continue to impact contract manufacturing and industrial products in a significant way. The increased prices of imported ethanol puts pressure on technical ethanol margins. Barley prices increased at the beginning of this year and the price level is expected to be higher than in 2020 until the new crop.

The recovery of the operating environment depends largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour.

Financial calendar for 2021

Altia will publish financial reports in 2021 as follows:

•	18 August: Half-Year Report for January-June 2021

•	3 November: Business Review for January-September 2021

Helsinki, 28 April 2021

Altia Plc

Board of Directors

Business review| January–March 2021| 28 April 2021 | page 11

IMPORTANT INFORMATION

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

Business review| January–March 2021| 28 April 2021 | page 12

Appendix:

Reconciliation of alternative performance measures (APM) to IFRS figures and items affecting comparability (IAC)

EUR million	Q1 21	Q1 20	2020
Items affecting comparability
Net gains or losses from business and assets disposals	-	-	-
Cost for closure of business operations and restructurings	-	-0.1	-0.3
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-	-0.5
Costs related to the merger plan of Altia and Arcus	-3.2	-	-11.4
Total items affecting comparability	-3.2	-0.1	-12.1

Comparable EBITDA
Operating result	0.7	1.0	22.9
Less:
Depreciation, amortisation and impairment	3.9	4.4	17.4
Total items affecting comparability	3.2	0.1	12.1
Comparable EBITDA	7.7	5.5	52.4
% of net sales	10.8	8.1	15.3

Comparable EBIT
Operating result	0.7	1.0	22.9
Less:
Total items affecting comparability	3.2	0.1	12.1
Comparable EBIT	3.9	1.1	35.0
% of net sales	5.4	1.6	10.2

Altia presents alternative performance measures as additional information to financial measures presented in the consolidated income statement, consolidated balance sheet and consolidated statement of cash flows prepared in accordance with IFRS. In Altia’s view, alternative performance measures provide significant additional information on Altia’s results of operations, financial position and cash flows to management, investors, analysts and other stakeholders.

Alternative performance measures should not be viewed in isolation or as a substitute to the IFRS financial measures. All companies do not calculate alternative performance measures in a uniform way, and therefore Altia’s alternative performance measures may not be comparable with similarly named measures presented by other companies.

Business review| January–March 2021| 28 April 2021 | page 13

The definitions and reasons for the use of financial key indicators

Key figure	Definition	Reason for the use
EBITDA	Operating result before depreciation and amortisation	EBITDA is the indicator to measure the performance of the Group.
EBITDA margin, %	EBITDA / Net sales
Comparable operating result	Operating result excluding items affecting comparability

Comparable EBITDA, comparable EBITDA margin, comparable operating result and comparable operating margin are presented in addition to EBITDA and operating result to reflect the underlying business performance and to enhance comparability from period to period. Altia believes that these comparable performance measures provide meaningful supplemental information by excluding items outside normal business, which reduce comparability between the periods.

Comparable EBITDA is an internal measure to assess performance of Altia and key performance measure at segment level together with Net Sales.

Comparable EBITDA margin is also one of Altia’s financial targets. Comparable EBITDA is commonly used as a base for valuation purposes outside the Company and therefore important measure to report regularly.

Comparable operating margin, %	Comparable operating result / Net sales
Comparable EBITDA	EBITDA excluding items affecting comparability
Comparable EBITDA margin, %	Comparable EBITDA / Net sales
Items affecting comparability	Material items outside normal business, such as net gains or losses from business and assets disposals, impairment losses, cost for closure of business operations and restructurings, major corporate projects including direct transaction costs related to business acquisitions, voluntary pension plan change and costs related to other corporate development.
Borrowings	Non-current borrowings + Current borrowings	Net debt is an indicator to measure the total external debt financing of the Group.
Net debt	Borrowings+non-current and current lease liabilities – cash and cash equivalents
Gearing, %	Net debt / Total equity	Gearing ratio helps to show a financial risk level and it is a useful measure for management to monitor the level of Group’s indebtedness. It is an important measure for the loan portfolio.
Equity ratio, %	Total equity / (Total assets – Advances received)	Equity / assets ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s capital used in the operations.
Net debt / Comparable EBITDA	Net debt / Comparable EBITDA	The level of Net debt / Comparable EBITDA is one of Altia’s financial targets.
Earnings / share	Result for the period attributable to shareholders of the parent company/Share-issue adjusted number of shares during the period

Business review| January–March 2021| 28 April 2021 | page 14

For additional information:
Pekka Tennilä, CEO
Juhana Jokinen, interim CFO

Contacts:
Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867

The result presentation will be held on 28 April at 11.00 (EET) as a Microsoft Teams Meeting. We recommend that participants join the event using the online meeting option: Join meeting here

It is also possible to dial-in to the meeting about 5 minutes earlier at the following numbers:

FI: +358 9 2310 6678
SE: +46 8 502 428 54
UK: +44 20 3443 9579
US: +1 917-781-4622
Conference ID: 472835571#

Q&A
We recommend that questions to the management are sent through the Teams chat.

Presentation material
The presentation material will be shared in the online meeting and it can be downloaded on the same day on Altia’s website at: www.altiagroup.com/investors

On-demand recording
A recording of the event will be available later on Altia’s website.

Distribution:
Nasdaq Helsinki Ltd
Principal media
www.altiagroup.com

Business review| January–March 2021| 28 April 2021 | page 15